UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934
(Amendment No.         )*

DEERE & COMPANY

(Name of Issuer)

Common Stock, $1.00 par value

(Title of Class of Securities)

244199105

(CUSIP Number)

Laurie Smiley, Esq.

Arian Colachis, Esq.

Cascade Investment, L.L.C.

2365 Carillon Point

Kirkland, WA  98033

425-889-7900

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

August 23, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box ☐.**

Note:       Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

** See Item 4.

CUSIP No. 244199105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) Cascade Investment, L.L.C.
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization State of Washington
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 24,508,573(1)
		8	Shared Voting Power -0-
		9	Sole Dispositive Power 24,508,573(1)
		10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,508,573(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person (See Instructions) OO

(1)All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

CUSIP No. 244199105

1	Names of Reporting Persons. I.R.S. Identification Nos. of above persons (entities only) William H. Gates III
2	Check the Appropriate Box if a Member of a Group (See Instructions)
	(a)	☐
	(b)	☐
3	SEC Use Only
4	Source of Funds (See Instructions) WC
5	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) ☐
6	Citizenship or Place of Organization United States of America
Number of Shares Beneficially Owned by Each Reporting Person With		7	Sole Voting Power 24,508,573(1)
		8	Shared Voting Power -0-
		9	Sole Dispositive Power 24,508,573(1)
		10	Shared Dispositive Power -0-
11	Aggregate Amount Beneficially Owned by Each Reporting Person 24,508,573(1)
12	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) ☐
13	Percent of Class Represented by Amount in Row (11) 5.8%
14	Type of Reporting Person (See Instructions) IN

(1)All shares of Common Stock held by Cascade Investment, L.L.C. (“Cascade”) may be deemed to be beneficially owned by William H. Gates III as the sole member of Cascade.

Item 1.	Security and Issuer

This statement relates to the Common Stock, $1par value per share (“Common Stock”) of Deere & Company (the “Issuer”). The principal executive offices of the Issuer are located at One John Deere Place, Moline, Illinois 61265.

Item 2.	Identity and Background

(a)                    This Statement is being filed jointly by Cascade Investment, L.L.C. (“Cascade”) and William H. Gates III, together “Reporting Persons.”

(b)-(c)               Cascade is a limited liability company organized under the laws of the State of Washington. Cascade is a private investment entity that seeks appreciation of its assets for the benefit of its owner. The address of Cascade’s principal place of business and principal office is 2365 Carillon Point, Kirkland, Washington  98033.

Mr. Gates, a natural person, is the Chairman of the Board of Microsoft Corporation.  Mr. Gates is the sole member of Cascade.  The address of his principal office and principal place of business is One Microsoft Way, Redmond, Washington 98052.

The executive officers and persons controlling Cascade are set forth on Exhibit 99.1, which is attached hereto and incorporated herein by reference.  Exhibit 99.1 sets forth the following information with respect to each such person: (i) name; (ii) business address; (iii) present principal occupation or employment and the name, principal business and address of any corporation or other organization in which such employment is conducted; and (iv) citizenship.

(d)-(e)               During the last five years, none of the Reporting Persons nor any person named in Exhibit 99.1 has been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f)                      Mr. Gates is a citizen of the United States of America.

Item 3.	Source and Amount of Funds or Other Consideration

During the past sixty days, Cascade purchased 7,520,773 shares of Common Stock with its working capital for an aggregate purchase price of $570,713,000.57.

Item 4.	Purpose of Transaction

The Reporting Persons acquired their shares of Common Stock for investment purposes only.  Neither the filing of this Schedule 13D nor anything contained herein shall be deemed an admission that the Reporting Persons are required to file this Schedule 13D pursuant to Rule 13d-1(e) or subject to the restrictions contained therein.

The Reporting Persons expect to consider and evaluate on an ongoing basis all of their alternatives with respect to their investment in the Issuer.  The Reporting Persons expect to engage in discussions with representatives of the Issuer and others, including dealers, concerning the Reporting Persons’ investment in the Issuer and the Issuer’s business, strategy, and dealer network.  The Reporting Persons may suggest or take a position with respect to potential changes in the operations or strategy of the Issuer, such as disposing of one or more businesses or assets, or changing marketing, sales or distribution strategies.

The Reporting Persons reserve the right to change their plans and intentions at any time, and to take any and all actions that they deem appropriate to maximize the value of their investment. Subject to market conditions, valuations, regulatory approvals and any other approvals, the Reporting Persons may acquire additional shares of the Issuer in open market transactions, privately negotiated transactions, or otherwise.  There can be no assurance as to when, over what period of time, or to what extent they may decide to increase their ownership interest in the Issuer.  Alternatively, the Reporting Persons may decide at any time to decrease their ownership interest in the Issuer.  The Reporting Persons may formulate plans or proposals regarding the Issuer or its securities to the extent deemed advisable by the Reporting Persons in light of their general investment policies, market conditions, subsequent developments affecting the Issuer, the general business and future prospects of the Issuer, or other factors.

Except as set forth herein, the Reporting Persons have no current intention, plan or proposal with respect to items (a) through (j) of Schedule 13D.

Item 5.	Interest in Securities of the Issuer

(a)                    See items 11 and 13 of the cover pages to this Schedule 13D for the aggregate number of shares and percentage of Common Stock beneficially owned by each of the Reporting Persons.

(b)                   See items 7 through 10 of the cover pages to this Schedule 13D for the number of shares of Common Stock beneficially owned by each of the Reporting Persons as to which there is sole power to vote or to direct the vote, shared power to vote or to direct the vote and sole or shared power to dispose or to direct the disposition.

(c)                    During the past sixty days, Cascade purchased 7,520,773 shares of Common Stock for cash in open market transactions on the dates and for the weighted-average purchase prices per share set forth in Exhibit 99.2, which is attached hereto and incorporated by reference.

(d)                   Except as set forth in this Schedule 13D, to the knowledge of the Reporting Persons, no person has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, securities covered by this Schedule 13D.

(e)                    Not applicable.

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

Other than the relationships mentioned above and except for the Joint Filing Agreement, dated August 23, 2011, included on the signature page attached hereto, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise) among the persons named in Item 2 and between such persons and any persons with respect to any securities of the Issuer, including, but not limited to, transfer or voting of any of the securities, finder’s fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies.

Item 7.	Material to be Filed as Exhibits

Exhibit 99.1 List of each executive or person controlling Cascade Exhibit 99.2 Transactions during the past sixty days

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: August 23, 2011	CASCADE INVESTMENT, L.L.C.

	By:	*
		Name:	Alan Heuberger(1)
		Title:	Attorney-in-fact for Michael Larson,
Business Manager

WILLIAM H. GATES III

	By:	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact

JOINT FILING AGREEMENT

We, the signatories of the statement to which this Joint Filing Agreement is attached, hereby agree that such statement is filed, and any amendments thereto filed by any or all of us, will be filed, on behalf of each of us.

Date: August 23, 2011

CASCADE INVESTMENT, L.L.C.

	By:	*
		Name:	Alan Heuberger(1)
		Title:	Attorney-in-fact for Michael Larson,

WILLIAM H. GATES III

	By:	*
		Name:	Alan Heuberger(2)
		Title:	Attorney-in-fact

	*By:	/s/Alan Heuberger
Alan Heuberger

(1) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of Michael Larson, filed as Exhibit 99.1 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.

(2) Duly authorized under Special Limited Power of Attorney appointing Alan Heuberger attorney-in-fact, dated August 12, 2008, by and on behalf of William H. Gates III, filed as Exhibit 99.2 to Amendment No. 1 to Cascade’s Schedule 13D with respect to Otter Tail Corporation on April 15, 2009, SEC File No. 005-06638 and incorporated by reference herein.